UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

NOTICE OF RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS AND THE CLASS SHAREHOLDERS MEETING OF COMMON SHAREHOLDERS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: December 22, 2010	By:	/S/ MASARU HASHIMOTO
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

December 22, 2010

To: Shareholders

Kazuo Tanabe

President

CHUO MITSUI TRUST HOLDINGS, INC.

33-1, Shiba 3-chome, Minato-ku, Tokyo

NOTICE OF RESOLUTIONS OF

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

AND THE CLASS SHAREHOLDERS MEETING OF COMMON

SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the following matters were resolved at the Extraordinary General Meeting of Shareholders and the Class Shareholders Meeting of Common Shareholders of Chuo Mitsui Trust Holdings, Inc., (the “Company”) held on the date hereof:

Matters resolved:

Agendum 1: Matters concerning approval of the Share Exchange Agreement between the Company and The Sumitomo Trust and Banking Co., Ltd.

In accordance with the original proposal, the statutory share exchange agreement between the Company and The Sumitomo Trust and Banking Co., Ltd. (the “Share Exchange Agreement”) was resolved and approved as originally proposed. An agendum with the same effect has also been resolved and approved at the meetings of shareholders of The Sumitomo Trust and Banking Co., Ltd.

The scheduled effective date of the Share Exchange Agreement is April 1, 2011.

Agendum 2: Matters concerning partial amendments to the Articles of Incorporation

This proposal was resolved and approved as originally proposed.

The contents of the amendments to the Articles of Incorporation are as described below. Please see the comparison table attached hereto for more detail.

(i)	Trade Name (Article 1 of the Amended Articles of Incorporation)

Upon the management integration with The Sumitomo Trust and Banking Co., Ltd. (the “Management Integration”), the Company will change the trade name to “Sumitomo Mitsui Trust Holdings, Inc.”

(ii)	Location of Head Office (Article 3 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will change the location of the head office to Chiyoda-ku, Tokyo.

(iii)	Method of Public Notice (Article 5 of the Amended Articles of Incorporation)

The Company will set forth the method of public notice if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, “by placing them in the Nihon Keizai Shimbun,” and will delete the wording that limits the publishing place.

(iv)	Total number of Shares Authorized to be Issued and Total number of Shares of Class Authorized to be Issued (Article 6 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will increase the total number of shares authorized to be issued and the total number of shares of each class authorized to be issued, and make other necessary changes to the Articles of Incorporation.

(v)	Provisions relating to Preferred Stock (Article 6, 12, 13, 14, 15, 18, 19, 20, 21 and 29 of the Amended Articles of Incorporation)

Upon the Management Integration, the Company will add provisions corresponding to the provisions of the Articles of Incorporation of The Sumitomo Trust and Banking Co., Ltd. relating to the Preferred Stock of The Sumitomo Trust and Banking Co., Ltd., and make other necessary changes to the Articles of Incorporation.

(vi)	Deputy Chairman of the Board (Article 34 of the Amended Articles of Incorporation)

To clarify which Director will assist the Chairman of the Board, the Company will add the provision relating to the election of the Deputy Chairman(s) of the Board.

(vii)	Standing Auditors (Article 42 of the Amended Articles of Incorporation)

To develop the auditing system, the Company will add the provision relating to the election of the Standing Auditors.

(viii)	Other than above, the Company will make other necessary changes throughout the Articles of Incorporation, such as revising the number of the articles cited and moving down the number of the articles.

This resolution will become effective at the time the Share Exchange Agreement becomes effective subject to the Share Exchange Agreement becoming effective.

Agendum 3: Matters concerning election of five (5) Directors

In accordance with the original proposal, Messrs. Hitoshi Tsunekage, Kiyoshi Mukohara, Akio Otsuka, Junichi Sayato and Tetsuo Ohkubo, have been newly elected. This resolution will become effective at the time the Share Exchange Agreement becomes effective subject to the Share Exchange Agreement becoming effective.

Agendum 4: Matters concerning election of three (3) Auditors

In accordance with the original proposal, Messrs. Teruhiko Sugita, Hitoshi Maeda and Toshio Hoshino, have been newly elected. This resolution will become effective at the time the Share Exchange Agreement becomes effective subject to the Share Exchange Agreement becoming effective.

Agendum 5: Matters concerning payment of retirement compensation incidental to the abolishment of retirement allowance program for Directors and Auditors

It was approved as originally proposed that, upon the abolishment of the retirement allowance program, in recognition of the distinguished service of Messrs. Kazuo Tanabe, Kunitaro Kitamura, Nobuo Iwasaki, Shinji Ochiai, Jun Okuno and Ken Sumida, the Directors currently in service, as well as Tetsuo Amano, Yasuhiro Wakasa, Yasuhiro Yonezawa, Yasuhiko Takano and Hiroyuki Nakanishi, the Auditors currently in service, retirement compensation corresponding with their service terms through March 31, 2011 shall be paid to each of them upon their respective retirements from their positions as the Directors or the Auditors, provided that such compensation is within the reasonable range based on the relevant standards set by the Company, and the decision of the amounts and procedures for the payment shall be entrusted to the Board of Directors for the payment in respect of the Directors and to the discussions among the Auditors for the payment in respect of the Auditors.

This is the end.

(Underlined parts are to be amended.)
Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment
Article 1 (Trade Name) The name of the Company shall be CHUO MITSUI TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written as Chuo Mitsui Trust Holdings, Inc., in English.	Article 1 (Trade Name) The name of the Company shall be MITSUI SUMITOMO TRUST HOLDINGS KABUSHIKI KAISHA, which shall be written as Sumitomo Mitsui Trust Holdings, Inc., in English.

Article 2 <Provisions omitted>	Article 2 <No Changes>

Article 3 (Location of Head Office) The Company shall have its head office in Minato-ku, Tokyo.	Article 3 (Location of Head Office) The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4 <Provisions omitted>	Article 4 <No Changes>

Article 5 (Method of Public Notice)

Public notices given by the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be made by placing them in the Nihon Keizai Shimbun published in Tokyo.

Article 5 (Method of Public Notice)

Public notices given by the Company shall be electronic public notices; provided, however, that if the Company is unable to issue an electronic public notice due to an accident or any other unavoidable reason, public notices of the Company shall be made by placing them in the Nihon Keizai Shimbun.

Article 6 (Total number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be four billion one hundred and ninety-three million three hundred and thirty-two thousand four hundred and thirty-six (4,193,332,436) shares, the detail of which shall be as set forth below.

Article 6 (Total number of Shares Authorized to be Issued)

The total number of shares authorized to be issued by the Company shall be nine billion and one hundred million (9,100,000,000) shares, and the total number of shares of each class authorized to be issued shall be as set forth below; provided, however, that (i) the total number of shares authorized to be issued with respect to the First through Fourth series of Class VII preferred stock (hereinafter collectively referred to as “Class VII Preferred Stock”) shall not exceed two hundred million (200,000,000) shares in total, (ii) the total number of shares authorized to be issued with respect to the First through Fourth series of Class VIII preferred stock (hereinafter collectively referred to as “Class VIII Preferred Stock”) shall not exceed one hundred million (100,000,000) shares in total, and (iii) the total number of shares authorized to be issued with respect to the First through Fourth series of Class IX preferred stock (hereinafter collectively referred to as “Class IX Preferred Stock”) shall not exceed one hundred million (100,000,000) shares in total (hereinafter, Class V preferred stock, Class VI preferred stock, Class VII Preferred Stock, Class VIII Preferred Stock and Class IX Preferred Stock shall collectively be referred to as “Preferred Stock”).

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment
Common stock: 4,068,332,436 shares Class V preferred stock: 62,500,000 shares Class VI preferred stock: 62,500,000 shares

Common stock: 8,500,000,000 shares

Class V preferred stock: 100,000,000 shares

Class VI preferred stock: 100,000,000 shares

First series of Class VII preferred stock: 200,000,000 shares

Second series of Class VII preferred stock: 200,000,000 shares

Third series of Class VII preferred stock: 200,000,000 shares

Fourth series of Class VII preferred stock: 200,000,000 shares

First series of Class VIII preferred stock: 100,000,000 shares

Second series of Class VIII preferred stock: 100,000,000 shares

Third series of Class VIII preferred stock: 100,000,000 shares

Fourth series of Class VIII preferred stock: 100,000,000 shares

First series of Class IX preferred stock: 100,000,000 shares

Second series of Class IX preferred stock: 100,000,000 shares

Third series of Class IX preferred stock: 100,000,000 shares

Fourth series of Class IX preferred stock: 100,000,000 shares

	Articles of Incorporation Before Amendment		Articles of Incorporation After Amendment
Article 7-Article 11 <Provisions omitted>		Article 7-Article 11 <No Changes>

Article 12 (Preferred Dividends)		Article 12 (Preferred Dividends)

1.	In the case of payment of dividends from surplus as provided for in Article 49, Paragraph 1 hereof, the Company shall pay to the holders of shares of preferred stock (hereinafter referred to as the “Preferred Shareholders”) or registered stock pledgees with respect to shares of preferred stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of shares of common stock (hereinafter referred to as the “Common Shareholders”) or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) cash dividends from surplus in an amount as provided below (hereinafter referred to as the “Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends as provided for in the next Article or preferred dividends paid from surplus as provided for in Article 49, Paragraph 2 have been paid at the record date belonging to the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:	1.	In the case of payment of dividends from surplus as provided for in Article 52, Paragraph 1 hereof, the Company shall pay to the holders of shares of Preferred Stock (hereinafter referred to as the “Preferred Shareholders”) or registered stock pledgees with respect to shares of Preferred Stock (hereinafter referred to as the “Registered Preferred Stock Pledgees”), in preference to the holders of shares of common stock (hereinafter referred to as the “Common Shareholders”) or registered stock pledgees with respect to shares of common stock (hereinafter referred to as the “Registered Common Stock Pledgees”) cash dividends from surplus in an amount as provided below (hereinafter referred to as the “Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends as provided for in the next Article or all or part of the Extraordinary Preferred Dividends as provided for in Article 14 have been paid at the record date belonging to the fiscal year which includes the dividend record date, the amount so paid shall be subtracted from the Preferred Dividends:

	Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.). The maximum subscription price for each share of Class V preferred stock shall be JPY 1,600.		Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.).

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment

Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate, or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum, and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.). The maximum subscription price for each share of Class VI preferred stock shall be JPY 1,600.

Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the dividend rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the dividend rate shall be a fixed dividend rate, a floating dividend rate, or a combination of both. The maximum fixed dividend rate shall be ten percent (10%) per annum, and the maximum floating dividend rate per annum shall be the rate obtained by adding five percent (5%) to the interest rate benchmarks generally used for issuance of securities (LIBOR, TIBOR, or Swap Rate, etc.).

First series of Class VII preferred stock: For each share of the First series of Class VII preferred stock, 42 yen and 30 sen per annum.

Second through Fourth series of Class VII preferred stock: For each share of the Second through Fourth series of Class VII preferred stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred and fifty (150) yen per annum.

Each series of Class VIII Preferred Stock: For each share of each series of Class VIII Preferred Stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred (100) yen per annum.

Each series of Class IX Preferred Stock: For each share of each series of Class IX Preferred Stock, the amount to be determined by a resolution of the Board of Directors prior to the issuance, up to one hundred (100) yen per annum.

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment

2.  If the amount of dividends from surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

2.  If the amount of dividends from surplus paid to the Preferred Shareholders or the Registered Preferred Stock Pledgees is less than the amount of the Preferred Dividends in any fiscal year, such deficiency shall not be carried over for accumulation to the subsequent fiscal years.

3. The Company shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	3. The Company shall not pay dividends in excess of the amount of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Article 13 (Preferred Interim Dividends)

In the case of payment of interim dividends as provided for in Article 50 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, one-half of the amount of the Preferred Dividends (hereinafter referred to as the “Preferred Interim Dividends”); provided, however, that if preferred dividends paid from surplus as provided for in Article 49, Paragraph 2 have been paid prior to the record date for the interim dividend, to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.

Article 13 (Preferred Interim Dividends)

In the case of payment of interim dividends as provided for in Article 53 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, cash dividends in an amount as provided below (hereinafter referred to as the “Preferred Interim Dividends”); provided, however, that if all or part of the Extraordinary Preferred Dividends provided for in the next Article have been paid prior to the record date for the interim dividend, to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from the Preferred Interim Dividends.

Class V preferred stock, Class VI preferred stock, Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock:

For each share of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock, the amount determined under the method prescribed by a resolution of the Board of Directors prior to the issuance, up to one half of the amount of the Preferred Dividends.

First series of Class VII preferred stock:

For each share of the First series of Class VII preferred stock, 21 yen and 15 sen per annum

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment
(New Provision)	Article 14 (Extraordinary Preferred Dividends)

In the case of payments of dividends from surplus as provided for in Article 52, Paragraph 2 hereof, the Company shall pay to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees, cash dividends in an amount as provided below (hereinafter referred to as the “Extraordinary Preferred Dividends”); provided, however, that if all or part of the Preferred Interim Dividends or all or part of other Extraordinary Preferred Dividends have been paid prior to the record date for the dividend (hereinafter referred to as the “Record Date for the Extraordinary Dividends”), to the Preferred Shareholders of record as of the record date belonging to the same fiscal year, the amount so paid shall be subtracted from such Extraordinary Preferred Dividends.

Class V preferred stock, Class VI preferred stock, Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock:

For each share of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock, each series of Class VIII Preferred Stock, and each series of Class IX Preferred Stock, the amount determined under the method prescribed by a resolution of the Board of Directors prior to the issuance, up to the amount of the Preferred Dividends.

	Articles of Incorporation Before Amendment		Articles of Incorporation After Amendment

First series of Class VII preferred stock:

For each share of the First series of Class VII preferred stock, the amount corresponding to the accrued period (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Record Date for the Extraordinary Preferred Dividends and ending on and including the Record Date for the Extraordinary Preferred Dividends, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculations for an amount less than one (1) yen shall be made to the third (3rd) decimal place and shall be rounded off to two (2) decimal places)).

Article 14 (Distribution of Residual Assets)		Article 15 (Distribution of Residual Assets)

1.	In the case of distribution of residual assets, the Company shall pay the following amounts to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees;	1.	In the case of distribution of residual assets, the Company shall pay one thousand (1,000) yen for each share of each class of Preferred Stock to the Preferred Shareholders or the Registered Preferred Stock Pledgees, in preference to the Common Shareholders or the Registered Common Stock Pledgees.

Class V preferred stock: For each share of Class V preferred stock, the amount obtained by multiplying the subscription price by the rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the maximum rate shall be one hundred and twenty percent (120%) and the minimum rate shall be eighty percent (80%).

Class VI preferred stock: For each share of Class VI preferred stock, the amount obtained by multiplying the subscription price by the rate determined under the method prescribed by a resolution of the Board of Directors prior to the issuance; provided that, the maximum rate shall be one hundred and twenty percent (120%) and the minimum rate shall be eighty percent (80%).

2.	Other than a distribution provided for in the preceding Paragraph, no liquidation distribution of residual assets shall be made to the Preferred Shareholders or the Registered Preferred Stock Pledgees.	2.	Other than a distribution provided for in the preceding Paragraph, no liquidation distribution of residual assets shall be made to the Preferred Shareholders or the Registered Preferred Stock Pledgees.

Article 15 - Article 16		Article 16 - Article 17

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment
<Provisions omitted>	<No Changes>

(New Provision)	Article 18 (Right to Request Acquisition in Exchange for Common Stock)

1.   Any Preferred Shareholder of any series of Class VIII Preferred Stock or any series of Class IX Preferred Stock may request acquisition of such Preferred Stock during the period in which such Preferred Shareholder is entitled to request such acquisition, as determined by a resolution of the Board of Directors adopted prior to the issuance of such Preferred Stock, in exchange for Common Stock of the Company in the number calculated by the formula designated by such resolution of the Board of Directors.

2.   In the calculation of the number of shares of common stock provided for in the preceding paragraph, if any number less than one (1) share is yielded, such fraction shall be handled by the method provided for in Article 167, Paragraph 3 of the Company Law of Japan.

Article 17 (Provisions for Acquisition)	Article 19 (Provisions for Acquisition in Exchange for Cash)

In respect of the Class V preferred stock and the Class VI preferred stock, the Company may, on or after such day as shall be separately determined by the Board of Directors, acquire all or part of such preferred stock in exchange for an amount of cash as deemed appropriate considering the prevailing market conditions and the amount of liquidation distributions of residual assets pertaining to such preferred stock, etc., as determined by a resolution of the Board of Directors by the time of first issuance of the shares of such preferred stock.

1.   In respect of Class V preferred stock, Class VI preferred stock, the Second through Fourth series of Class VII preferred stock and each series of Class VIII Preferred Stock, the Company may, on or after such day as shall be separately determined by the Board of Directors, acquire all or part of such preferred stock in exchange for an amount of cash as deemed appropriate considering the prevailing market conditions and the amount of liquidation distributions of residual assets pertaining to such preferred stock, etc., as determined by a resolution of the Board of Directors by the time of first issuance of the shares of such preferred stock.

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment

2.   In respect of the First series of Class VII preferred stock, the Company may, on the day separately provided by the Board of Directors, which is on or after October 1, 2014 (hereinafter referred to as the “Acquisition Date”), acquire all or part of the shares of the Preferred Stock in exchange for cash in the amount obtained by adding one thousand (1,000) yen per share to the amount equivalent to the accrued dividend from surplus (which is obtained by multiplying (i) (a) the number of days included in the period commencing on and including the first day of the fiscal year that includes the Acquisition Date and ending on and including the day immediately preceding the Acquisition Date, divided by (b) 365, by (ii) the amount of the Preferred Dividends (calculations for an amount less than one (1) yen shall be made to the third (3rd) decimal place and shall be rounded off to two (2) decimal places)); provided, however, that, if all or part of the Preferred Interim Dividends or all or part of the Extraordinary Preferred Dividends have been paid during the fiscal year, to holders of the First series of Class VII preferred stock of record as of the record date that is on or prior to the day immediately preceding the Acquisition Date, the amount so paid shall be subtracted from the amount of accrued dividend from surplus.

In the event that a part of the shares of such preferred stock is acquired, the shares of preferred stock to be acquired shall be decided by lottery or by proportional allotment.

3.   In the event that a part of the shares of each class of Preferred Stock is acquired in accordance with the preceding two (2) Paragraphs, the shares of Preferred Stock to be acquired shall be decided by lottery or by proportional allotment.

(New Provision)	Article 20 (Provisions for Acquisition in Exchange for Common Stock)

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment

1.   The Company shall mandatorily acquire any share of any series of Class VIII Preferred Stock or any series of Class IX Preferred Stock for which no request for acquisition is made during the period in which the holders of such preferred stock is entitled to request an acquisition, on the day immediately following the last day of such period, in exchange for common stock in the number as is obtained by dividing an amount equivalent to the subscription price per each share of the relevant series of Preferred Stock by the average daily closing price (including closing bids or offered prices (kehai-hyouji)) of common stock of the Company (in regular trading) as reported by the Tokyo Stock Exchange for thirty (30) consecutive trading days (excluding a trading day or days on which no closing price, closing bid or offered price is reported) commencing on the forty-fifth (45th) trading day prior to such date; provided, however, that such calculation shall be made to the second (2nd) decimal place denominated in yen and shall be rounded up to one (1) decimal place. If the relevant average price is less than the amount determined by a resolution of the Board of Directors prior to the issuance of the relevant series of Preferred Stock, the relevant series of Preferred Stock shall be acquired in exchange for common stock in the number as is obtained by dividing an amount equivalent to the subscription price per each share of the relevant series of Preferred Stock by an amount so determined by such resolution of the Board of Directors.

2.   In the calculation of the number of common stock provided for in the preceding paragraph, if any number less than one (1) share is yielded, such fraction shall be handled by the method provided for in Article 234 of the Company Law of Japan.

Article 18 (Order of Priority)	Article 21 (Order of Priority)

All classes of preferred stock issued by the Company shall rank pari passu with each other with respect to the payment of the Preferred Dividends, the Preferred Interim Dividends, the Dividends of Surplus pursuant to Article 49, Paragraph 2 thereof, and residual assets.

All classes of preferred stock issued by the Company shall rank pari passu with each other with respect to the payment of the Preferred Dividends, the Preferred Interim Dividends, the Extraordinary Preferred Dividends and residual assets.

Articles of Incorporation Before Amendment	Articles of Incorporation After Amendment

Article 19 - Article 25 <Provisions omitted>	Article 22 - Article 28 <No Changes>

Article 26 (Class Shareholders Meetings)	Article 29 (Class Shareholders Meetings)

The provisions of Article 19, Paragraph 2, and Articles 21, 23 and 24 and previous Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.	The provisions of Article 22, Paragraph 2, and Articles 24, 25, 26, 27 and previous Article shall apply mutatis mutandis to the general meetings of holders of classes of stock.

Article 27 - Article 30 <Provisions omitted>	Article 30 - Article 33 <No Changes>

Article 31 (Chairman of the Board, President, Deputy President, Senior Managing Director and Managing Director)	Article 34 (Chairman of the Board, Deputy Chairman of the Board, President, Deputy President, Senior Managing Director and Managing Director)

The Board of Directors shall, by its resolution, elect one (1) President from among the Representative Director(s), and, in addition, may elect one (1) Chairman of the Board, one (1) or more Deputy President(s), Senior Managing Director(s) and Managing Director(s) from among the Directors, in case the need arises.

The Board of Directors shall, by its resolution, elect one (1) President from among the Representative Director(s), and, in addition, may elect one (1) Chairman of the Board, one (1) or more Deputy Chairman(s) of the Board, Deputy President(s), Senior Managing Director(s) and Managing Director(s) from among the Directors, in case the need arises.

(1) The Chairman of the Board shall supervise the Board of Directors.	(1) The Chairman of the Board shall supervise the Board of Directors.

(New Provision)	(2) The Deputy Chairman of the Board shall assist the Chairman of the Board.

(2) The President shall execute the business of the Company in accordance with the resolutions of the Board of Directors.	(3) The President shall execute the business of the Company in accordance with the resolutions of the Board of Directors.

(3) The Deputy President(s) shall assist the President to execute the business of the Company and shall act in his/her place in accordance with the order previously determined, in case the President is unable to act.

(4) The Deputy President(s) shall assist the President to execute the business of the Company and shall act in his/her place in accordance with the order previously determined   in advance by the Board of Directors, in case the President is unable to act.

	Articles of Incorporation Before Amendment		Articles of Incorporation After Amendment

(4) The Senior Managing Director(s) shall assist the President and the Deputy President(s) to execute the business of the Company and shall act in their place in the order previously determined, in case all of the President and the Deputy President(s) are unable to act.

(5) The Senior Managing Director(s) shall assist the President and the Deputy President(s) to execute the business of the Company and shall act in their place in the order previously determined in advance by the Board of Directors, in case all of the President and the Deputy President(s) are unable to act.

(5) The Managing Director(s) shall assist the President, the Deputy President(s) and the Senior Managing Director(s) to execute the business of the Company and shall act in their place in the order previously determined, in case the President, the Deputy President(s) and the Senior Managing Director(s) are all unable to act.

(6) The Managing Director(s) shall assist the President, the Deputy President(s) and the Senior Managing Director(s) to execute the business of the Company and shall act in their place in the order previously determined in advance by the Board of Directors, in case the President, the Deputy President(s) and the Senior Managing Director(s) are all unable to act.

Article 32 (Convocation of Meetings of the Board of Directors)		Article 35 (Convocation of Meetings of the Board of Directors)

1.	Meetings of the Board of Directors shall be convened and presided over by the Chairman of the Board.	1.	Meetings of the Board of Directors shall be convened and presided over by the Chairman of the Board.

2.	In the event that the Chairman of the Board has not been elected or in case the Chairman of the Board is unable to act, the President, the Deputy President(s), the Senior Managing Director(s), the Managing director(s) or the Directors shall act in his/her place in accordance with the order previously determined.	2.	In the event that the Chairman of the Board has not been elected or in case the Chairman of the Board is unable to act, another Directors shall act in his/her place in accordance with the order previously determined in advance by the Board of Directors.

3.	Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Auditor not later than three (3) days prior to the date of the meeting; provided, however, that in the case of an emergency, such period of notice may be shortened.	3.	Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Auditor not later than three (3) days prior to the date of the meeting; provided, however, that in the case of an emergency, such period of notice may be shortened.

4.	Meetings of the Board of Directors may be held without taking the procedures of convocation with the consent of all Directors and Auditors.	4.	Meetings of the Board of Directors may be held without taking the procedures of convocation with the consent of all Directors and Auditors.

Articles of Incorporation Before Amendment		Articles of Incorporation After Amendment
Article 33 - Article 38 <Provisions omitted>	Article 36 - Article 41 <No Changes>

Article 39 (Full-time Auditors)	Article 42 (Full-time Auditors and Standing Auditors)

The Board of Auditors shall, by its resolution, elect full-time Auditor(s) from among the Auditors.	1.	The Board of Auditors shall, by its resolution, elect full-time Auditor(s) from among the Auditors.

(New Provision)	2. The Board of Auditors may, by its resolution, elect one (1) or more Standing Auditors.

Article 40 - Article 51 <Provisions omitted>	Article 43 - Article 54 <No Changes>